767 Fifth Avenue

New York, NY 10153-0119

+1 212 310 8000 tel

+1 212 310 8007 fax

October 2, 2020

VIA EDGAR

Stacie Gorman

Pam Long

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re:	TPG Pace Tech Opportunities Corp.

Form S-1

File No. 333-248594

Dear Ms. Gorman and Ms. Long:

This letter relates to the Registration Statement on Form S-1 (Registration No. 333-248594) (the “Registration Statement”) of TPG Pace Tech Opportunities Corp. (the “Company”). As discussed with the Staff, please find enclosed, as Schedule A hereto, proposed revised disclosure to be included in a future amendment to the Registration Statement. This proposed revised disclosure is being submitted to the Staff on October 2, 2020, for the Staff’s consideration in response to the Staff’s comment letter dated October 2, 2020.

Should any questions arise in connection with this letter, please contact the undersigned at (212) 310-8971.

Sincerely yours,

/s/ Alexander D. Lynch

Alexander D. Lynch, Esq.